Supplement Filed Pursuant to Rule 253(g)(2)

File No. 024-11449

SUPPLEMENT DATED OCTOBER 12, 2021

TO OFFERING CIRCULAR

DATED JUNE 15, 2021

JET TOKEN INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated June 15, 2021 of Jet Token Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated June 15, 2021 is available HERE.

The purpose of this supplement is to increase the minimum investment in the offering to $349.50, or 466 shares of Non-voting Common Stock, effective immediately.